FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA UPDATES ON THE RAPID PROGRESS OF ITS ONCOLOGY PIPELINE AT ASCO 2014

AstraZeneca provided an update on the rapid development of its oncology pipeline at a briefing for analysts and investors on 2 May 2014, as compelling data from over 40 scientific abstracts related to AstraZeneca and MedImmune investigational medicines were presented at the American Society of Clinical Oncology (ASCO) meeting in Chicago.

Pascal Soriot, Chief Executive Officer of AstraZeneca said: "ASCO 2014 is a pivotal meeting for AstraZeneca - we have a lot to be proud of. Our growing oncology pipeline is underpinned by exciting science and great talent. We have compelling new data on important mid to late stage assets, which clearly demonstrate our potential to transform the way cancer is treated and the right people to move them forward. We remain resolute in our ambition to bring these next-generation cancer medicines to patients as fast as possible."

Highlights of the analyst and investor presentation were:

Small molecules
Data from the large Phase I study of AZD9291 (presented on Saturday 31 May) showed strong activity as a once-daily monotherapy, with clinical responses observed in an EGFRm+ population of patients with non-small cell lung cancer (NSCLC) who previously failed on EGFR TKIs and also in patients with the T790M resistance mutation. 94% of T790M positive (T790M+) patients saw their tumours shrink or become stable. In addition, 64% of T790M+ patients achieved tumour shrinkage of 30% or more. The most common adverse events were low grade diarrhoea rash and nausea.
The company anticipates filing for regulatory approval in the United States for AZD9291 in the second half of 2015 or potentially as early as the first quarter.

Data from a Phase II study by the US National Cancer Institute (NCI) were presented as a late-breaking abstract (Saturday 31 May), investigating the combination of olaparib and cediranib in patients with platinum-sensitive high-grade serous ovarian cancer. The data showed that the combination of the two orally-administered investigational medicines nearly doubled the time it took for patients' tumours to progress (progression-free survival) and improved objective response rate (ORR), compared to treatment with olaparib alone.

AstraZeneca supports the NCI's plans to move the combination forward into Phase III development.

Briggs Morrison, Executive Vice President and Chief Medical Officer said: "This is extremely exciting data and among the longest progression-free survival seen by treatments for patients with platinum-sensitive high-grade serous ovarian cancer. What is even more compelling is that the combination of olaparib and cediranib has the potential to replace chemotherapy. We look forward to seeing the combination move into Phase III to further explore the potential benefits for patients who currently have very limited treatment options."

Immuno-oncology
Multiple Phase I data sets for MEDI4736 - MedImmune's investigational, engineered, human monoclonal antibody directed against programmed cell death ligand 1 (PD-L1) -showed durable clinical activity and tolerability across a range of tumour types.

In the Phase I dose escalation study, reduction of tumour burden was seen at multiple dose levels as early as six weeks, and clinical activity was maintained over one year.  There was a very low frequency of drug-related serious adverse events, and no dose-limiting toxicities were observed.

Data from the dose expansion phase provided further information on the clinical activity and tolerability profile of MEDI4736, showing early evidence of clinical activity in over 300 patients in multiple tumour types.

The Phase I study results, coupled with the pre-clinical data and validation of this target, supported the recent acceleration of MEDI4736 into Phase III clinical trials.

At the analyst and investor briefing AstraZeneca also confirmed the enlarged recruitment target for the tremelimumab Phase II study in mesothelioma, making it a registration trial.

In addition to data presented at ASCO, AstraZeneca also provided an update on the Phase I dose escalation study of MEDI4736 in combination with tremelimumab for patients with refractory NSCLC. Early data has shown encouraging efficacy for the combination in NSCLC and no dose limiting toxicities across the five dose levels assessed to date.

AstraZeneca plans to initiate a Phase III study investigating MEDI4736 in combination with tremelimumab for patients with NSCLC, as an additional arm of the ARCTIC clinical programme.

Bahija Jallal, Executive Vice President, MedImmune said:"Immuno-oncology is transforming the landscape of cancer treatment.  It is developing at a rapid pace and we're excited to play a key role in this critical area with our promising science.  With the AstraZeneca and MedImmune combined portfolios, we are uniquely positioned to explore this promising therapeutic approach and have already initiated multiple combination studies with MEDI4736."

Audio replay and the presentation from the analyst and investor event will be available on the investor pages of the AstraZeneca website here.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Jacob Lund                                  +46 8 553 260 20 (Sweden)
Michele Meixell                           + 1 302 885 6351 (US)

Investor Enquiries
Karl Hård                                      +44 20 7604 8123  mob: +44 7789 654364
Colleen Proctor                            + 1 302 886 1842     mob:  +1 302 357 4882
Anthony Brown                           +44 20 7604 8067    mob: +44 7585 404943
Jens Lindberg                               +44 20 7604 8414    mob: +44 7557 319729

3 June 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 June 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary